UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

____________________

FORM 12b-25

SEC FILE NUMBER 0-21174

CUSIP NUMBER 05367P 10 0

NOTIFICATION OF LATE FILING

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q
	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: September 30, 2009

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended: ______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

AVID TECHNOLOGY, INC.

Full Name of Registrant

                         Not Applicable

Former Name if Applicable

One Park West

Address of Principal Executive Officer (Street and Number)

Tewksbury, Massachusetts  01876

City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20 F, Form 11 K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Avid is unable to file its Report on Form 10-Q for the period ended September 30, 2009 within the prescribed time period because additional time is needed for the previously announced Audit Committee investigation concerning errors in the recognition of revenue from shipments near the end of fiscal quarters from certain warehouses outside the United States.  Avid expects to record changes to its previously announced financial results for the three and nine month periods ended September 30, 2009 to reflect these errors. Additional work is needed to evaluate and quantify such changes and Avid cannot at this time determine whether they will be material. Avid believes, based on the current progress of the investigation, that any errors relating to periods prior to 2009 arising from the investigation will not be material to its financial statements for any such prior periods

Due to the reasons described above, Avid could not have timely filed the Form 10-Q without unreasonable effort or expense, and the Form 10-Q will be filed no later than the fifth calendar day following the prescribed due date.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:
Ken Sexton	(978) 640-3113

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes	☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously reported by Avid, revenues for the three and nine months ended September 30, 2009 will be lower than for the comparable periods in 2008 and net loss for the three and nine months ended September 30, 2009 will be less than for the comparable periods in 2008. As a result of the matter more fully discussed in Part III above, a reasonable estimate of the results cannot be made at this time.

  Avid Technology, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 9, 2009	By: /s/ Ken Sexton
Name: Ken Sexton
Title: Executive Vice President, Chief Financial Officer and Chief Administrative Officer

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